FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the months of October and November, 2002

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibits 10.6, 10.7 and 10.8 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Announces Preliminary Third Quarter Results and Revises Guidance for Fiscal 2002, dated October 1, 2002.

2. Press Release: TTI Telecom to Highlight the Role of Network Management Technologies in Dynamic Telecommunications Environments at "TDMA-Evolution Strategies" Seminar, dated October 8, 2002.

3.  Press  Release:   TTI  Telecom  Joins  Latin  American   Wireless   Industry
Association, dated October 16, 2002.

4. Press Release: TTI Telecom to Present At Telemanagement World Forum, dated October 22, 2002.

5. Press Release: TTI Telecom to Showcase its Fraud Detection Application and Present at the FIINA Network Fraud Conference in Malta, dated October 31, 2002.

6. Press Release: TTI Telecom Awarded Contract by Sweden's Tele2 Sverige AB for the Management of its Multi-Domain Fixed and Mobile Networks, dated November 6, 2002.

7. Press Release: TTI Telecom Reports Third Quarter 2002 Results, dated November 12, 2002.

8. Press Release: TTI Telecom Provides Update on Concerns Over Customer Implementation, dated November 14, 2002.

9. Press Release: TTI Telecom to Present and Showcase its CDR-Based Revenue Assurance Solution at GSM Africa on November 19-20, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.







                                             TTI Team Telecom International Ltd.




Date: December 1, 2002                          By:  /s/ Eli Ofer
                                                _______________________
                                                Israel (Eli) Ofer
                                                Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit   Description
Number    of Exhibit


10.1 Press Release: TTI Telecom Announces Preliminary Third Quarter Results and Revises Guidance for Fiscal 2002, dated October 1, 2002.

10.2 Press Release: TTI Telecom to Highlight the Role of Network Management Technologies in Dynamic Telecommunications Environments at "TDMA-Evolution Strategies" Seminar, dated October 8, 2002.

10.3 Press Release: TTI Telecom Joins Latin American Wireless Industry Association, dated October 16, 2002.

10.4 Press Release: TTI Telecom to Present At Telemanagement World Forum, dated October 22, 2002.

10.5 Press Release: TTI Telecom to Showcase its Fraud Detection Application and Present at the FIINA Network Fraud Conference in Malta, dated October 31, 2002.

10.6 Press Release: TTI Telecom Awarded Contract by Sweden's Tele2 Sverige AB for the Management of its Multi-Domain Fixed and Mobile Networks, dated November 6, 2002.

10.7 Press Release: TTI Telecom Reports Third Quarter 2002 Results, dated November 12, 2002.

10.8 Press Release: TTI Telecom Provides Update on Concerns Over Customer Implementation, dated November 14, 2002.

10.9 Press Release: TTI Telecom to Present and Showcase its CDR-Based Revenue Assurance Solution at GSM Africa on November 19-20, 2002.

                                  EXHIBIT 10.1



Corporate Contacts:

   Meir Lipshes                                       Sanjay Hurry
   Chief Executive Officer                            Investor Relations Officer
   TTI Telecom Ltd.                                   TTI Telecom Ltd.
   T: +1.972.3.922.1262                               T: +1.201.795.3883
   F: +1.972.3.922.1249                               F: +1.201.795.3920
   meirl@tti-telecom.com                              sanjay@tti-telecom.com


       TTI TELECOM ANNOUNCES PRELIMINARY THIRD QUARTER RESULTS AND REVISES
                            GUIDANCE FOR FISCAL 2002

 - Parent Company, Team Computers LTD., Acquires 473,250 Additional Shares, or Approximately 4%, of TTI Telecom -

Petach Tikva, Israel,  October 1, 2002 - TTI Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Network Management Systems (NMS) and Operations Support Systems (OSS) for telecom service providers, today announced preliminary results for the third quarter 2002 and guidance for the fourth quarter.

The Company expects revenues for the third quarter 2002 to be in the range of $11.5 million to $12.5 million, with a net loss of $3.6 million to $4.4 million, or a per share loss of $0.31 to $0.38. For the fourth quarter, the Company anticipates revenues in the range of $16.0 million to $19.0 million, and a return to profitability with a net income in range of $1.0 to $3.0 million, or a range of $0.08 to $0.24 per share.

For the fiscal year 2002, the Company now anticipates revenues to be in the range of $64.9 million to $68.9 million, with a net income of $6.0 million to $8.9 million, or $0.50 to $0.74 per share. TTI Telecom will announce final third quarter 2002 results on November 12, 2002.

Commenting on the expected results for the quarter, Meir Lipshes, chief executive officer of TTI Telecom, said, "The further deterioration of the telecom CAPEX environment, combined with lengthening sales cycles as service providers take longer to make purchasing decisions, has resulted in contracts expected this quarter to be pushed into the next quarter. We remain optimistic, however, in closing these opportunities in the near future."

TTI Telecom also announced a workforce reduction of approximately 6%, or 40 employees, across all departments, and a salary reduction effective immediately. These actions were taken while preserving the Company's core operations in Israel, the U.K., the Asia Pacific, Atlanta, Georgia, and New Jersey, and should not impact TTI Telecom's ability to service customers, acquire new ones, or continue existing R&D initiatives. The Company does not expect to incur a charge relating to the workforce reduction.

Concluded Lipshes, "Service providers continue to spend on OSS as means by which they can increase operational efficiency and profitability while implementing and managing new revenue-generating, next-generation communications technologies. They seek vendors that can implement integrated solutions that can co-exist with their existing OSS investments. Despite their current CAPEX constraints, they are seeking out TTI Telecom and its solutions to meet their needs. With a strong balance sheet, a world-class set of OSS solutions, and referenceable customer base, we believe TTI Telecom is well positioned to meet their requirements and return to growth and profitability."

The Company also announced that its parent company, Team Computers LTD., had acquired an additional 473,250 shares, or approximately 4%, of TTI telecom in the open market, raising Team Computer's stake in TTI Telecom to approximately 43%.


Conference Call Information:

TTI Telecom will host a conference call tomorrow, Wednesday, October 2, 2002 at 9:00 am ET. To participate, dial 1-877-370-1460 (U.S.) or 1-706-679-3312
(International). 1-800-270-077 (Israel). The conference ID for this call is "TTI Telecom". Investors can submit their questions in advance of the conference call to sanjay@tti-telecom.com.


About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###

                                  EXHIBIT 10.2



Corporate Contacts:
   Avichai Levy                                      Sanjay Hurry
   VP, Marketing                                     Investor Relations Officer
   TTI Telecom                                       TTI Telecom
   T: +1.201.795.3883                                T: +1.201.795.3883 Ext. 220
   F: +1.201.795.3920                                F: +1.201.795.3920
   avichai@tti-telecom.com                           sanjay@tti-telecom.com


             TTI TELECOM TO HIGHLIGHT THE ROLE OF NETWORK MANAGEMENT
            TECHNOLOGIES IN DYNAMIC TELECOMMUNICATIONS ENVIRONMENTS
                     AT "TDMA-EVOLUTION STRATEGIES" SEMINAR

       - TTI Telecom To Present Real-World Case Studies At Miami Seminar -

Hoboken, N.J. - October 8, 2002 - TTI Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Network Management Systems (NMS) and Operations Support Systems (OSS) for telecom service providers, today announced that Danny Itzigsohn, Director of OSS Wireless Solutions, Americas, will speak at the TDMA Evolution Strategies Seminar on October 8 & 9, 2002, at the Hyatt Coral Gables Hotel in Miami, Florida. The TDMA Seminar will focus on strategies for wireless TDMA operators migrating to GSM and CDMA technologies. Mr. Itzigsohn will highlight key network management challenges arising from mobile technology enhancements, discuss ways to soften the impact of the migration path while increasing its efficiency through the use of a single management framework OSS solution, and address the role and cost-effectiveness of a multi-domain OSS in helping wireless providers monitor their dynamic networks.

"Successful mobile evolution strategies require a comprehensive OSS solution that can not only manage a traditional voice-network infrastructure, but can do so in an increasingly data-centric environment," said Mr. Itzigsohn. "The benefits can be very significant and can help service providers plan a smoother migration plan. For one, a comprehensive OSS solution imparts the operator with an end-to-end view of their multi-domain and multi-technology network, allowing for the more efficient use of shared resources while simultaneously increasing QoS (Quality of Service). Additionally, a comprehensive OSS can be a catalyst by which service providers can optimize business processes in the OSS/BSS space."

About TTI Telecom:
TTI Telecom International Ltd. develops software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. TTI's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Over 100 telecommunications service providers use its growing family of Netrac NMS/OSS application tools worldwide.

                                       ###

                                  EXHIBIT 10.3


Corporate Contacts:
   Meir Lipshes                                      Sanjay Hurry
   Chief Executive Officer                           Investor Relations Officer
   TTI Telecom Ltd.                                  TTI Telecom Ltd.
   T: +1.972.3.922.1262                              T: +1.201.795.3883 Ext. 220
   F: +1.972.3.922.1249                              F: +1.201.795.3920
   meirl@tti-telecom.com                             sanjay@tti-telecom.com

         TTI TELECOM JOINS LATIN AMERICAN WIRELESS INDUSTRY ASSOCIATION
 - TTI Telecom Shares its Expertise in Network and Service Management with Latin
                        American and Caribbean Markets -

Hoboken, New Jersey - October 16, 2002 - TTI Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced that it has joined the Latin American Wireless Industry Association (ALACEL). TTI Telecom plans to share its over 10 years of experience in delivering state-of-the art service assurance and service fulfillment technology through ALACEL's panels, seminars, and publications.

The TTI Telecom-ALACEL initiative aims to increase the awareness of network management technologies in the modernization of wireless communications processes in the Latin American and the Caribbean markets. Network management is a key component of efficient operations, substantial cost reductions, and revenue increase through network and service optimization.

"We welcome TTI Telecom as an ALACEL member and we are very enthusiastic about the opportunity their active participation will bring to further spread out the importance of network management technologies in Latin America and the Caribbean," said Joyce Alarcon, ALACEL's executive director. "ALACEL is the only entity bringing together cellular, satellite and PCS operators, equipment/technology providers and consultants from the Latin American and Caribbean Region. ALALCEL's mission is to promote the growth of wireless communications systems and services in Latin America. To achieve this, the Association aggressively advocates market liberalization, the introduction of new services, and the relaxing and easing of foreign investment restrictions."

"Our inclusion into ALACEL positions us as a leading provider of network management solutions to the leading wireless service providers in Latin America and the Caribbean, and greatly expands our mind share in the region," said Meir Lipshes, TTI Telecom's chief executive officer. "We are keen to share our years of know-how in the management of sophisticated telecommunications networks with ALACEL members, and further promote the advantages and benefits of network management solutions in the region."




About TTI Telecom:
TTI Telecom International Ltd. develops software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. TTI's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Over 100 telecommunications service providers use its growing family of Netrac NMS/OSS application tools worldwide.
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                       ###

About TTI Telecom:
TTI Telecom International Ltd. develops software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. TTI's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

About ALACEL:
ALACEL is one of the most effective information exchange forums, protecting and promoting the interest of its members by providing solutions to shared challenges that meet the demands of the wireless industry. Furthermore, ALACEL is one of the leading promoters of information exchange with the intent of furthering the legitimate interests of our firms among our peers in other regions. This is done particularly through telecommunications authorities and agencies throughout the region, the media, and the consumer sector.


Contact:


     TTI Telecom Ltd.
     Corporate:
     Meir Lipshes,
     +972.3.922.1262
     +972.3.922.1249 (Fax)
     meirl@tti-telecom.com
          or
     Investor Relations:
     Sanjay Hurry,
     +1.201.795.3883
     +1.201.795.3920 (Fax)
     sanjay@tti-telecom.com

                                  EXHIBIT 10.4


Corporate Contacts:
   Avichai Levy                                      Sanjay Hurry
   Vice President, Marketing                         Investor Relations Officer
   TTI Telecom                                       TTI Telecom
   T: +1.201.795.3883                                T: +1.201.795.3883 Ext. 220
   F: +1.201.795.3920                                F: +1.201.795.3920
   avichai@tti-telecom.com                           sanjay@tti-telecom.com


              TTI TELECOM TO PRESENT AT TELEMANAGEMENT WORLD FORUM


              - VP Marketing to Host Panel on OSS with Existing and
                      Prospective Customers and Partners -

       - TTI Telecom to Showcase Live Demos of Its Advanced Netrac IP VPN Service Provisioning Solution & Proactive Service Management System -



Hoboken, New Jersey - October 22, 2002 - TTI Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Network Management Systems (NMS) and Operations Support Systems (OSS) for telecom service providers, announced that members of the Company's Sales and Marketing team will present at the TeleManagement World Forum, the pre-eminent OSS/BSS industry event. In addition, Avichai Levy, TTI Telecom's vice president of Marketing, will chair a panel titled "Breaking the
Myth: The Reality of OSS" which will include existing and perspective customers and partners. The Forum will be held October 28-31, 2002, at the Mirage Events Center in Las Vegas, Nevada.



TTI Telecom will hold presentations and live demos at booth #807, where participants will see first hand how TTI Telecom's Netrac systems automate complex service provisioning processes and proactively monitor and manage services in real time. The Company will showcase its Netrac Inventory, Planning and Provisioning systems, and demonstrate how these systems interoperate to streamline IP VPN provisioning end-to-end - from order intake and validation, through to network and service planning, routing, service activation and order closure.

TTI Telecom will also showcase its advanced Netrac proactive Service Management solution and illustrate the step-by-step operation of the system, from the initial process of defining services to associating services with customers and service level agreements (SLAs). The Company will demonstrate how the system handles real life scenarios such as the occurrence of faults in the system, from alarm propagation to automatic trouble ticket generation.

"We are excited to have this opportunity to showcase our innovative Netrac systems and the benefits of an integrated, robust solution," said Avichai Levy, TTI Telecom's vice president of Marketing. "New services are fueling service providers' revenues, and our systems deliver substantial value to service providers by facilitating cost-effective service delivery and proactive service assurance. In a time of strict budgets constraints and economic down cycles, our solutions empower service providers to increase efficiency, maximize profits and improve customer service."



Note:


Mr. Levy will be available to meet with members of the press/media and financial community on Tuesday, October 29th and Wednesday, October 30th. To schedule a one-on-one, please make contact with the appropriate person below:

 - Financial community: Sanjay Hurry (sanjay@tti-telecom.com) at 201.795.3883, Ext. 220


 - Press/Media: Scott St. John (scott@tti-telecom.com) at 734.678.3199


About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                  EXHIBIT 10.5


Corporate Contacts:

   Avichai Levy                                      Sanjay Hurry
   VP, Marketing                                     Investor Relations Officer
   TTI Telecom                                       TTI Telecom
   T: +1.201.795.3883                                T: +1.201.795.3883 Ext. 220
   F: +1.201.795.3920                                F: +1.201.795.3920
   avichai@tti-telecom.com                           sanjay@tti-telecom.com


                   TTI TELECOM TO SHOWCASE ITS FRAUD DETECTION
               APPLICATION AND PRESENT AT THE FIINA NETWORK FRAUD
                              CONFERENCE IN MALTA


     - Telecom Fraud is Single Biggest Cause of Revenue Loss for Operators -

Hoboken, N.J. - October 31, 2002 - TTI Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers, announced that Eitan Idelson, Director of Regional Marketing, will present at the International Forum of Irregular Network Access (FIINA) network fraud conference in Malta, on November 4-8, 2002, and present a live demo of the Company's advanced FraudDetect application, designed to detect and combat fraud. Industry-leading companies scheduled to attend the Conference include Belgacom, Telia AB, Telecom Italia, France Telecom, British Telecom, Telstra and Deutsche Telekom.

FIINA, a leading Fraud and Security industry association, estimates a figure for global telecommunications fraud of $55 billion per year, and believes that operators lose as much as 6% of their annual revenue to fraud.

"Telecommunications fraud is one of the largest causes of revenue loss for service providers," said Mr. Idelson. "With the advent of new services such as 2.5G, 3G and VoIP, and as telecom fraud becomes increasingly sophisticated, this problem will only become compounded. To combat this, service providers will need advanced systems that can detect all types of fraud. Failure to do so may result in substantial revenue loss, and no operator can afford that today."

TTI Telecom's FraudDetect can handle all known types of fraud, including subscription, internal and inter-carrier fraud. What makes FraudDetect unique is its adaptive profile-based learning process, which detects changes in usage pattern and sends alerts upon detection of new possible fraud methods. FraudDetect can also extract subscriber information from external third-party systems such as Billing and Customer Care. By presenting subscriber information on a single screen, FraudDetect facilitates timely and accurate decision making on whether suspected activity is fraud. FraudDetect is a component of TTI Telecom's Revenue Assurance solution, which also comprises the CallExpert, Billing Verification and Billing Mediation applications.

"FraudDetect not only detects fraud, it also enables operators to combat fraud in real-time," continued Idelson. "Its integration with TTI Telecom's Network Command Interface (NCI) application allows authorized users to send commands to the network elements in response to suspected fraudulent activity in real time, including automatic or manual call termination, selective blocking and line restriction commands."

Concluded Idelson, "Several of our customers have implemented FraudDetect and have reported that use of the system has helped them to significantly minimize fraud-related lost revenues within the first year of the system's implementation. Customers also noted that FraudDetect is not only technologically robust, but also understands and meets their business and organizational needs to help them successfully thwart fraud attacks and track down the perpetrators of such attacks."


About TTI Telecom:
TTI Telecom International Ltd. develops software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. TTI's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Over 100 telecommunications service providers use its growing family of Netrac NMS/OSS application tools worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                  EXHIBIT 10.6

Corporate Contacts:
   Meir Lipshes                                      Sanjay Hurry
   Chief Executive Officer                           Investor Relations Officer
   TTI Telecom Ltd.                                  TTI Telecom Ltd.
   T: +1.972.3.922.1262                              T: +1.201.795.3883 Ext. 220
   F: +1.972.3.922.1249                              F: +1.201.795.3920
   meirl@tti-telecom.com                             sanjay@tti-telecom.com

          TTI TELECOM AWARDED CONTRACT BY SWEDEN'S TELE2 SVERIGE AB FOR THE MANAGEMENT OF ITS MULTI-DOMAIN FIXED AND MOBILE NETWORKS

          - Sweden's Tele2 Sverige AB to Implement TTI Telecom's Fault Management System, an Advanced Service Assurance Solution, To Ensure the High
   Availability of its Fixed and Mobile Telephony, Data Network and Internet
                                    Services -

Hoboken, NJ - November 6, 2002 - TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of Network Management Systems (NMS) and Operations Support Systems (OSS) for telecom service providers, today announced that it was awarded a contract by Tele2 Sverige AB, a leading telecommunications provider in Sweden, offering fixed and mobile telephony, data network and Internet services to millions of subscribers.

TTI Telecom's Fault Management system provides a comprehensive set of tools for detecting, analyzing, isolating, and correcting network problems. The Fault Management system pinpoints alarms generated across all network domains and equipment types and presents them on one single screen, while its advanced features, such as intelligent alarm reduction and alarm correlation, facilitate the problem resolution cycle. The Fault Management system can be easily integrated into TTI Telecom's wide range of NMS and OSS products for additional functionality. Implementation is expected to begin by the end of 2002.

"This win reinforces our position as one of the leading providers of service assurance solutions and highlights the growing need by service providers for solutions to manage increasingly complex and extensive multi-domain, multi-vendor network environments," said Meir Lipshes, chief executive officer of TTI Telecom. "Tele2 Sverige AB operates such an environment for millions of subscribers, and to ensure quality of service and customers' continued satisfaction and loyalty, they wanted a solution that would identify alarms quickly and enable them to handle large alarm volumes efficiently and effectively. Our Fault Management system is uniquely suited to manage Tele2 Sverige AB's complex and far-flung network and will allow it to guarantee maximum network uptime and uninterrupted service delivery. With it, Tele2 Sverige AB can ensure the high availability of its fixed and mobile telephony, data network and Internet services. This directly translates into more satisfied customers and an enhanced competitive advantage."

About Tele2 AB:
Tele2 Sverige AB is a part of Tele2 AB which was formed in 1993. Tele2 AB is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.1 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsb?rsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

About TTI Telecom:
TTI Telecom International Ltd. develops software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. TTI's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Over 100 telecommunications service providers use its growing family of Netrac NMS/OSS application tools worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                  EXHIBIT 10.7

Corporate Contacts:
   Meir Lipshes                                      Sanjay Hurry
   Chief Executive Officer                           Investor Relations Officer
   TTI Telecom Ltd.                                  TTI Telecom Ltd.
   T: +1.972.3.922.1262                              T: +1.201.795.3883
   F: +1.972.3.922.1249                              F: +1.201.795.3920
   meirl@tti-telecom.com                             sanjay@tti-telecom.com

                 TTI TELECOM REPORTS THIRD QUARTER 2002 RESULTS

Petach Tikva, Israel, November 12, 2002 - TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of Network Management Systems (NMS) and Operations Support Systems (OSS) for telecom service providers, today announced unaudited results for the third quarter ended September 30, 2002.

Revenues for the third quarter of 2002 were $10.3 million, compared with $16.0 million for the third quarter of last year. Operating loss of the quarter was $6.8 million, versus an operating profit of $3.3 million in the year-ago quarter. Net loss for the quarter was $6.1 million, or a loss of $0.51 per diluted share, versus a net profit of $3.7 million, or $0.32 per diluted share, last year. The Company ended the quarter with approximately $51 million in cash and liquid investments, a decrease of approximately $4 million over the prior quarter.

These results compare to the Company's preliminary estimates for the third quarter, announced on October 1, 2002, of revenues in the range of $11.5 million to $12.5 million, with a net loss of $3.6 million to $4.4 million, or a per share loss of $0.31 to $0.38. In parallel, the Company also announced a workforce reduction of approximately 6%, or 40 employees, across all departments, and a salary reduction effective on that date. The Company did not incur a charge relating to the workforce reduction.

Revenues for the nine months ended September 30, 2002 were $47.7 million, an increase of 9% versus $43.7 million for the same period last year. Operating income was $1.9 million compared to $8.9 million for the same period of 2001. Net income for the nine months was $3.4 million, or $0.28 per diluted share, versus $10.0 million, or $0.86 per diluted share, last year.

"Our weaker-than-expected performance for the third quarter was due primarily to information developed over the past few days that has raised concerns regarding the continuity of a customer implementation," said Meir Lipshes, chief executive officer of TTI Telecom. "Our performance was also impacted by ongoing weakness in the telecom CAPEX environment, coupled with service providers lengthening their procurement processes. We experienced delays in the signing of several contracts that were expected to close during the quarter, of which one was signed subsequent to the close of the quarter with the remaining still in active sales cycles."

Continued Lipshes, "While today's economic environment remains difficult, it also places a greater emphasis on the value proposition of an OSS solution. A good OSS can help service providers to reduce CAPEX and OPEX while increasing network efficiency, streamlining business processes, and improving quality of service. We see evidence of service providers spending a greater percentage of their CAPEX budgets on OSS solutions, and favoring integrated, multi-domain and technology-independent OSS solutions as a way of better managing their network and reduce costs.

"Given these trends, during the third quarter we strengthened our presence in North America, while also reinforcing our commitment to this market, with the opening of our new office in Atlanta, Georgia. We also added a sales director in Asia-Pacific to help us penetrate this greenfield opportunity and, after to the close of the quarter, expanded our sales relationship with an existing strategic partner. Additionally, we expanded our product offering with the introduction of AutoNOC, a software module designed to raise NOC efficiency and increased a service provider's quality of service.

Concluded Lipshes, "While we expect the near-term market conditions to remain challenging, we see opportunities to expand our market share. Although having recently taken steps to re-align our cost structure to expected revenues, we have also taken prudent measures to expand our sales reach into greenfield markets and deepen our sales coverage in markets we already serve. With approximately $51 million in cash and liquid investments, no debt, and our market-leading solutions and global infrastructure, we have the means by which to secure our long-term goals."


Conference Call Information:
Investors are invited to listen to a webcast of the live conference call over the Internet through TTI Telecom's website, located at at 9:00am EST today. To listen to the webcast, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software.

To access the live telephone conference call, please dial 1.888.566.5773 (U.S. callers) or +1.630.395.0091 (international callers) at least 10 minutes prior to the call. The password "Q3" is required to access the call. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. ET on November 19, 2002. To access the replay, please dial 1.800.945.7650 (U.S. callers) or +1.402.220.3576 (International callers).
The replay will remain active until 5:00pm ET on November 19, 2002.


About TTI Telecom:
TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 50 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                               -Tables to follow-


                                                    TTI TELECOM INTERNATIONAL LTD.

                                                         STATEMENT OF INCOME

                                         (in thousands of U.S. dollars except per share data)

                                                                   Three months                       Nine months
                                                               ended September 30,                ended September 30,
                                                        ----------------------------------- --------------------------------
                                                              2002              2001             2002           2001
                                                        -----------------  ---------------- --------------------------------
Revenues
Product                                                           $7,232           $14,144         $39,550        $38,552
Service                                                            3,019             1,905           8,103          5,143
                                                        -----------------   -----------------  ---------------- -------------
Total revenues                                                    10,251            16,049          47,653         43,695
                                                        -----------------   -----------------  ------------------------------

Cost of revenues:
Product                                                            7,485             5,484          19,073         15,294
Service                                                            1,492               976           3,993          2,528
                                                         ---------------    -----------------  -----------------------------
Total cost of revenues                                             8,977             6,460          23,066         17,822
                                                         ----------------   -----------------  ------------------------------

Gross profit                                                       1,274             9,589          24,587         25,873
                                                        -----------------  ---------------- ------------------------------

Operating expenses:
Research and development, net                                      1,943             1,660           5,582          4,591
Sales and marketing, net                                           4,333             3,255          11,966          8,704
General and administrative                                         1,806             1,351           5,127          3,631
                                                        -----------------  ---------------- ------------------------------

Total operating expenses                                           8,082             6,266          22,675         16,926
                                                        -----------------  ---------------- ------------------------------

Operating income (loss)                                          (6,808)             3,323           1,912          8,947
Financial income, net                                                698               639           2,152          1,877
                                                        -----------------  ---------------- ------------------------------

Income before taxes on income                                    (6,110)             3,962           4,064         10,824
Taxes on income                                                     (50)               226             659            750
                                                        -----------------  ---------------- ------------------------------

Net income (loss)                                               $(6,060)            $3,736          $3,405        $10,074
                                                        =================  ================ ==============================

Basic net earnings per share                                     $(0.51)             $0.33           $0.29          $0.88
                                                        =================  ================ ==============================

Diluted net earnings per share                                   $(0.51)             $0.32           $0.28          $0.86
                                                        =================  ================ ==============================

Number of shares used in computing
                                                        -----------------  ---------------  ---------------- -------------
basic income per share                                        11,872,052        11,460,851      11,846,668     11,414,301
                                                        =================  ================ ==============================

Number of shares used in computing                      -----------------  -----------------  ---------------- ------------
diluted income per share                                      11,872,052        11,677,175    12,004,017       11,676,457
                                                        =================  ================ ===============================




                                                    TTI TELECOM INTERNATIONAL LTD.
                                                     CONSOLIDATED BALANCE SHEETS
                                                    (in thousands of U.S. dollars)
                                                                           9/30/2002           12/31/2001

ASSETS

Current Assets:
Cash and cash equivalents                                                   $28,857             $36,111
Short term bank deposits                                                        159                 193
Marketable securities                                                        21,974              18,182
Trade receivables                                                            16,803              13,585
Unbilled receivables                                                         14,675              13,625
Prepaid expenses and other accounts receivable                                5,962               6,286
                                                                 -------------------  ------------------

Total current assets                                                         88,430              87,982
                                                                 -------------------  ------------------


LONG-TERM INVESTMENTS:
Investment in affiliate                                                         165                   0
Severance pay fund                                                            3,369               2,919
Long-term pre-paid expenses                                                     770                 500
                                                                 -------------------  ------------------
Total long-term investments                                                   4,304               3,419
                                                                 -------------------  ------------------

PROPERTY AND EQUIPMENT:
Cost                                                                         21,113              18,248
Less - accumulated depreciation                                              10,976               8,465
Property and equipment, net                                                  10,137               9,783

OTHER ASSETS:                                                                14,743              14,413
                                                                 ===================  ================== s

Total assets                                                               $117,614            $115,597
                                                                 ===================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                                                2,683               2,743
Related parties                                                                 225               2,655
Deferred revenues                                                             1,720               1,549
Other accounts payable and accrued expense                                    8,171               9,529
                                                                 ---------------------------------------
Total current liabilities                                                    12,799              16,476
                                                                 -------------------  ------------------
Accrued Severance Pay                                                         4,498               4,236
                                                                 -------------------  ------------------
Shareholders' Equity:
Share capital                                                                 1,794               1,781
Additional paid-in capital                                                   58,846              56,832
Retained earnings                                                            39,677              36,272
                                                                 -------------------  ------------------
Total shareholders' equity                                                 $100,317             $94,885
                                                                 -------------------  ------------------
Total liabilities and shareholders' equity                                 $117,614            $115,597
                                                                 ===================  ==================


                                                            ###


                                  EXHIBIT 10.8

Corporate Contacts:
   Meir Lipshes                                     Sanjay Hurry
   Chief Executive Officer                          Investor Relations Officer
   TTI Telecom Ltd.                                 TTI Telecom Ltd.
   T: +1.972.3.922.1262                             T: +1.201.795.3883
   F: +1.972.3.922.1249                             F: +1.201.795.3920
   meirl@tti-telecom.com                            sanjay@tti-telecom.com


      TTI TELECOM PROVIDE S UPDATE ON CONCERNS OVER CUSTOMER IMPLEMENTATION

Hoboken, NJ. Israel, November 14, 2002 - TTI Telecom International Ltd. (NASDAQ:
TTIL), a leading provider of Network Management Systems (NMS) and Operations Support Systems (OSS) for telecom service providers, today announced that it has received a letter of termination from a significant customer. The Company first highlighted its concerns with the customer in its third quarter 2002 earnings press release issued on November 12, 2002.



The Company is currently investigating the customer's claims and will respond to the letter, and take appropriate actions, after consulting with its operational professionals and legal advisors. TTI Telecom remains confident in its belief that it has performed its contractual obligations to the customer and has executed on the project in an appropriate manner.


About TTI Telecom:
TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 50 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###

                                  EXHIBIT 10.9


Corporate Contacts:
   Avichai Levy                                     Sanjay Hurry
   Vice-president, Marketing                        Investor Relations Officer
   TTI Telecom Ltd.                                 TTI Telecom Ltd.
   T: +1.201.795.3883                               T: +1.201.795.3883 Ext. 220
   F: +1.201.795.3920                               F: +1.201.795.3920
   avichai@tti-telecom.com                          sanjay@tti-telecom.com

                TTI TELECOM TO PRESENT AND SHOWCASE ITS CDR-BASED
        REVENUE ASSURANCE SOLUTION AT GSM AFRICA ON NOVEMBER 19-20, 2002


Hoboken, New Jersey - November 19, 2002 - TTI Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers, announced today that it will present at GSM Africa on November 19-20, 2002 at Cape Town, South Africa. Leading South African service providers including MTN, Vodacom, Cell C will participate in the Conference, titled `Strategies to Maximize Revenue & Retain Customers'.

TTI Telecom will present its Revenue Assurance solution, which consists of its Billing Verification, FraudDetect, CallExpert, and Billing Mediation CDR-based (Call Detail Records) applications. The Company will present a live demo of the solution and will demonstrate how: Billing Mediation collects, formats and distributes CDRs to billing systems; Billing Verification identifies revenue errors in the billing process; FraudDetect detects fraudulent activity based on user-defined sophisticated profiles.

According to FIINA (Forum for International Irregular Network Access), service providers lose an average of 6% of their annual revenue to fraud while some operators in less developed countries are known to have lost up to 30%.



"There is an acute problem of revenue loss due to fraudulent activity and errors in the billing process in Africa," said Avichai Levy, TTI Telecom's Vice President of Marketing. "This translates into tens of millions of dollars in lost revenue every year. We offer service providers a fully-integrated Revenue Assurance solution to help them combat this problem."



Concluded Levy, "Our Revenue Assurance solution gives operators powerful tools to assure the accurate collection, processing and distribution of CDRs to billing systems, empowering operators to proactively identify fraudulent behavior and ensure the smooth operation of the entire billing process. Additionally, given that the applications that make up our Revenue Assurance solution are pre-integrated, this quickens implementation, resulting in faster time-to-market and enabling operators to realize fast return on investment."


About TTI Telecom:
TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 50 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###